Issuer Free Writing Prospectus

Filed Pursuant to Rule 433(d)

Registration No. 333-202260

July 28, 2015

Spirit Airlines, Inc. (“Spirit”)

(NASDAQ Symbol: SAVE)

2015-1 Pass Through Trusts

Class A and Class B Pass Through Certificates, Series 2015-1

Pricing Supplement dated July 28, 2015 to the preliminary prospectus supplement dated July 28, 2015 (the “Preliminary Prospectus Supplement”) relating to the Class A Certificates and Class B Certificates referred to below of Spirit.

The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement.

Unless otherwise indicated, terms used but not defined herein have the meanings assigned to such terms in the Preliminary Prospectus Supplement.

Securities:	Class A Pass Through Certificates, Series 2015-1A (the “Class A Certificates”)	Class B Pass Through Certificates, Series 2015-1B (the “Class B Certificates”)

Amount:	$455,622,000	$120,959,000

Ratings:	It is a condition to the issuance of the Class A Certificates and the Class B Certificates that they be rated by Fitch and Standard & Poor’s at not lower than the ratings set forth in the table below:

Fitch:	A	BBB+
Standard & Poor’s:	A	BBB-

Public Offering Price:	100%	100%

CUSIP:	84858D AA6	84858E AA4

ISIN:	US84858DAA63	US84858EAA47

Coupon/Stated Interest Rate:	4.100%	4.450%

Make-Whole Spread Over Treasuries:	0.30%	0.50%

Depositary Rating:	The Depositary currently meets the Depositary Threshold Rating requirement. The Depositary has Long-Term Ratings of A from Fitch and A from Standard & Poor’s.

Liquidity Provider Rating:	The Liquidity Provider currently meets the Liquidity Threshold Rating requirement. The Liquidity Provider has Long-Term Ratings of A from Fitch and A from Standard & Poor’s.

Available Amount under the Liquidity Facilities at April 1, 2017[1]:	$26,052,732	$6,672,431

Initial “Maximum Commitment” under the Liquidity Facilities:	$30,615,268	$8,821,608

Underwriters Purchase Commitments:
Citigroup Global Markets Inc.	$151,874,000	$40,319,667
Morgan Stanley & Co. LLC	$151,874,000	$40,319,667
Credit Suisse Securities (USA) LLC	$151,874,000	$40,319,666

Aggregate Underwriting Commission:	$5,765,810

Concession to Selling Group Members:	0.50%	0.50%

Discount to Brokers/Dealers:	0.25%	0.25%

Settlement:	August 11, 2015 (T+10) closing date, the 10th business day following the date hereof.

A rating is not a recommendation to purchase, hold or sell the Class A Certificates or the Class B Certificates, and such rating does not address market price or suitability for a particular investor. There can be no assurance that the ratings assigned on the Issuance Date by Fitch and Standard & Poor’s to the Class A Certificates or the Class B Certificates referred to above will not be lowered or withdrawn by one or more rating agencies.

Spirit has filed a registration statement (including a prospectus) and a related prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents Spirit has filed with the SEC for more complete information about Spirit and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request them by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Morgan Stanley & Co. LLC toll-free at 866-718-1649, or Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037.

[1]	The first Regular Distribution Date to occur after the Outside Termination Date, which is the last date that all Aircraft may be subjected to the financing of this offering.